15049836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 03 2015

SEC FILE NUMBER
8-65277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2014 ENDING December 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chardan Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 1600
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 646-465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Jonas Grossman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets, LLC, as of

December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP Managing Director

Title

Notary Public

STACIA BURTON NOTARY PUBLIC STATE OF NEW YORK COMM. EXP. 05/25/2015 COMM. 01BU6167142

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Chardan Capital Markets LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Chardan Capital Markets LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 573,346
Accounts receivable	170,927
Due from broker	1,355,183
Securities owned	1,873,901
Loan receivable, related parties	54,352
Property and equipment, net	49,695
Other assets	315,762
	$ 4,393,166

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and accounts payable	$ 584,247
Payable to broker dealers	106,355
Securities sold, not yet purchased	137,439
	828,041
Member's equity	3,565,125
	$ 4,393,166

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally. There were no subordinated borrowings at December 31, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP").

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2014, the Company incurred approximately $88,000 in New York City Unincorporated Business Tax.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There

are presently no ongoing income tax examinations.

Revenue Recognition

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions, trading activity and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking and Other Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectable when, based on current information or factors, it is probable that the company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is released. At December 31, 2014, there is no allowance.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that it's clearing firm Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, ICBC records customer transactions on a settlement date basis, which is generally three business days after the trade date. The financial statements include appropriate adjustments to the trade date basis.

ICBC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by ICBC are charged back to the Company.

The Company, in conjunction with ICBC, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. ICBC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through ICBC on a fully disclosed basis. The amount receivable to the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the company that have not yet occurred. However, based on its experience, the company expects the risk of loss to be remote.

Valuation of Investments

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in note 3.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include the original transaction price and any adjustments needed to reflect fair market value as additional information becomes available. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows.

Exchange-Traded Equity Securities and Options

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less the liquidity discount in valuing the investments. These investments are categorized in Level 2 of the fair value hierarchy.

Private Equity

Investments in private operating companies consist of direct private common stock. The transaction price, excluding transaction costs, is typically the Fund's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Fund's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation techniques that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable). These investments are categorized in Level 2 of the fair value hierarchy.

Private Debt

The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change in carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance and credit profile of each underlying investment from the inception date through the most recent valuation date. The Company also considers realization of securities into subsequent periods. These investments in private operating companies are included in Level 3 of the fair value hierarchy.

In 2013, the Company took a liquidity discount on its Private Debt and did not in 2014.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.10 per warrant and warrants that out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value

hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
International	$ 158,573	$ 253,492	$ -	$ 412,065
Technology	-	-	362,941	362,941
Healthcare	-	114,997	42,000	156,997
Energy	-	-	97,242	97,242
Financial	-	89,267	-	89,267
Media	-	-	16,884	16,884
Total Equity	158,573	457,756	519,067	1,135,396
Debt	-	13,900	283,155	297,055
Options	-	58,851	-	58,851
Warrants				
Technology	-	-	336,570	336,570
Healthcare	-	-	36,449	36,449
Media and other	-	-	9,580	9,580
Total Warrant	-	-	382,599	382,599
Total Assets	$ 158,573	$ 530,507	$1,184,821	$ 1,873,901
Liabilities				
Equity securities				
Healthcare	$ 137,439	$ -	$ -	$ 137,439

The Company's policy is to recognize transfers to and from Levels 1 and Level 2 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2014, there were no significant transfers between Level 1 and Level 2.

Level 3 Change in Financial Assets and Liabilities

	Common Stock	Private Debt	Private Warrants
Assets			
Beginning balance	$ -	$ 137,500	$ -
Purchases	471,470	283,155	399,219
Sales	-	(137,500)	-
Unrealized gain/(loss)	47,597	-	(16,620)
Transfers in to level 3	-	-	-
Transfers out of level 3	-	-	-
Ending balance	$ 519,067	$ 283,155	$ 382,599
The total amount of gains for the year included in the Statement of Operations attributable to the changes in unrealized gains relating to assets held at the end of reporting period.	$ 30,977		

Gains and losses included in the Statement of Operations for the year ended December 31, 2014 are reported in Trading and Other. The Company's policy is to recognize transfer into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2014, there were no significant transfers into or out of Level 3.

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2014.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2014:

Assets	Fair Value at December 31, 2014	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$519,067	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	10% - 60% (19%)
Investments in private warrants	$382,599	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.10 ($0.10)

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2014:

Computer equipment and software	$ 416,944
Furniture and Fixtures	189,786
Leasehold improvement	134,121
	740,851
Less accumulated depreciation	691,156
	$ 49,695

Depreciation and amortization expense was $23,968 for the year ended December 31, 2014.

5. SUBORDINATED LIABILITIES

In 2014, the Company issue and repaid subordinated notes of $3,150,000 and

there was related interest expense of $94,500. The subordinated notes were approved by FINRA during 2014.

6. COMMITMENT AND CONTINGENCIES

Lease

The Company entered into a lease for office space on October 22, 2013. The lease expires on June 30, 2024 and calls for monthly payments and specified escalations. Included in operations for 2014 is rent expense of approximately $578,000.

At December 31, 2014, the future minimum annual rental commitments under the lease assignment were:

Year Ending December 31,	
2015	$ 337,200
2016	337,200
2017	337,200
2018	337,200
2019	361,928
Thereafter	1,638,792
Total	$3,349,520

Letter of Credit

The Company was issued letter of credit of approximately $169,000 for rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in other assets.

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker dealer including civil actions and arbitrations. From time to time the Company is also involved in proceedings and investigations by self regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse

effect on the Company's financial condition.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Apex and ICBC.

ICBC carries all of the accounts of such customers and maintains and preserves such books and records.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2014, loans receivable from related parties consists of the following:

	Amount	Maturity	Interest
Loan to employees	$ 54,352	Due on demand	Non-interest bearing
	$ 54,352		

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 201, the Company had net capital of $1,336,429, which was $1,236,429 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 52% as of December 31, 2014.

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. The Company match to the plan was approximately $25,244 for the year ended December 31, 2014.

11. SUBSEQUENT EVENTS

The Company has evaluated and noted no events of transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.